EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MASSACHUSETTS 02116

July 19, 2007

James O’Connor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

RE:       Evergreen Municipal Trust, File Nos. 811-08367 and 333-143984

            (the “Registrant”)

Dear Mr. O'Connor:

This letter responds to oral comments provided by you regarding the above Registrant’s filing on Form N-14, filed on June 22, 2007, regarding the proposed merger of Evergreen High Grade Municipal Bond Fund (“High Grade Municipal Bond Fund”) into Evergreen Municipal Bond Fund (“Municipal Bond Fund”) (each a “Fund” and together the “Funds”) (Accession No. 0000907244-07-000467  ).

In response to the comments that were relayed in a telephone conversation on July 16, 2007, please note the following responses:

General comments to prospectus/proxy statement:

Comment #1:  You asked whether Municipal Bond Fund’s most recent shareholder report was being mailed to shareholders of High Grade Municipal Bond Fund along with the prospectus/proxy statement.

Response:       Under the section entitled “More Information About the Funds is Available,” the Annual and Semiannual Reports for the Funds are listed as documents that a shareholder should refer to should they want further information about the Funds. Also in this section, shareholders are given detailed instructions on the various ways to obtain these documents.

Comment #2:  You asked that we update the Annual Fund Operating Expenses and Example of Fund Expenses tables to include the interest expenses provided in a footnote to the Fund’s gross annual operating expenses.

Response:       The requested change has been made and the tables have been updated as follows:

High Grade Municipal Bond Fund (based on expenses for the fiscal year ended May 31, 2006)
	Management Fees	Distribution and/or Service (Rule 12b-1) Fees	Other Expenses(1)	Total Annual Fund Operating Expenses(1)
Class A	0.42%	0.30%	0.38%	1.10%(2)
Class B	0.42%	1.00%	0.38%	1.80%
Class C	0.42%	1.00%	0.38%	1.80%
Class I	0.42%	0.00%	0.38%	0.80%

                        (1)           Restated to reflect interest and fee expense.

(2)           The Fund’s investment advisor may voluntarily waive its fees and or reimburse the Fund for certain of its expenses in order to reduce the Fund’s expense ratio.  The Fund’s investment advisor may cease these voluntary waivers and/or reimbursements at any time.  The Total Annual Fund Operating Expenses listed above do not reflect voluntary fee waivers and/or expense reimbursements.  Including current voluntary expense reimbursements relating to Class A shares, Total Annual Fund Operating Expenses were 1.05% for Class A.

High Grade Municipal Bond Fund
Assuming Redemption at End of Period					Assuming No Redemption
After:	Class A	Class B	Class C	Class I	Class B	Class C
1 year	$582	$683	$283	$82	$183	$183
3 years	$808	$866	$566	$255	$566	$566
5 years	$1,052	$1,175	$975	$444	$975	$975
10 years	$1,752	$1,932	$2,116	$990	$1,932	$2,116

Comment #3:  You asked that we confirm that the analysis under Rule 11-01 of Regulation S-X [17 CFR 210.11-01] to determine if pro forma financial statements are required to be included with the prospectus/proxy statement was completed within 30 days of the preliminary DEF14A filing.

Response:       The pro forma financial statements required by Regulation S-X need not be prepared since the net asset value of High Grade Municipal Bond Fund does not exceed ten percent of Municipal Bond Fund’s net asset value. We have also confirmed that this statement is true as of May 30, 2007, which is within 30 days of the filing.

At your request, we make the following representations to you:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

theFund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We anticipate the Fund’s filing to go automatically effective on July 23, 2007 and expect to file a post-effective amendment to the Registration Statement on Form N-14 on or around July 19, 2007.

Please feel free to call me at 617-210-3682 with questions or comments.  Thank you.

                                                                                    Sincerely,

                                                                                    /s/ Maureen E. Towle

                                                                                    Maureen E. Towle, Esq.

                                                                                    Legal Department

                                                                                    Evergreen Investments

cc:        Timothy Diggins, Esq.

            Ropes & Gray LLP